UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015.

Commission File Number 001-36433

GasLog Partners LP
(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

The proxy statement and the proxy for the 2015 Annual Meeting of Limited Partners of GasLog Partners LP are included as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Proxy Statement for the 2015 Annual Meeting of Limited Partners of GasLog Partners LP
99.2	Proxy for the 2015 Annual Meeting of Limited Partners of GasLog Partners LP

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2015
GASLOG PARTNERS LP,

by
/s/ Andrew Orekar

		Name:	Andrew Orekar
		Title:	Chief Executive Officer